Exhibit 99.1

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Debt Tender Offers

DUBLIN – Monday, July 13, 2020 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that AerCap Global Aviation Trust (“AGAT,” “we,” “us” and “our”), a Delaware statutory trust and wholly-owned subsidiary of the Company, for its own account as successor to International Lease Finance Corporation (“ILFC”), or for its own account and on behalf of AerCap Ireland Capital Designated Activity Company (“AICDAC”), as applicable, offers to purchase for cash any and all of the notes listed in the table below (the “Notes”). The offers to purchase with respect to each series of Notes are being referred to herein as the “Offers” and each, an “Offer.” Each Offer is made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 13, 2020 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and its accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

Title of Security	Issuer(s)	Security Identifiers	Acceptance Priority Level	Maturity Date	Principal Amount Outstanding	Total Consideration(1)
8.250% Notes due 2020*	AGAT (as successor to ILFC)	CUSIP: 459745GF6 ISIN: US459745GF62	1	December 15, 2020	$1,000,000,000	$1,030.00
8.625% Notes due 2022*	AGAT (as successor to ILFC)	CUSIP: 459745GK5 ISIN: US459745GK57	2	January 15, 2022	$650,000,000	$1,087.50
4.625% Notes due 2021*	AGAT (as successor to ILFC)	CUSIP: 459745GQ2 ISIN: US459745GQ28	3	April 15, 2021	$499,075,000	$1,022.50
4.500% Notes due 2021*	AGAT & AICDAC	CUSIP: 00772BAF8 / 00772BAE1 / G01080AC7 ISIN: US00772BAF85 / US00772BAE11 / USG01080AC74	4	May 15, 2021	$1,100,000,000	$1,023.75
5.000% Notes 2021*	AGAT & AICDAC	CUSIP: 00772BAM3 ISIN: US00772BAM37	5	October 1, 2021	$800,000,000	$1,028.75
4.450% Notes due 2021*	AGAT & AICDAC	CUSIP: 00774MAH8 ISIN: US00774MAH88	6	December 16, 2021	$700,000,000	$1,023.75

_________________________

*
Admitted to trading on the Irish Stock Exchange plc, trading as Euronext Dublin (“Euronext Dublin”), except with respect to $95,000 of the aggregate principal amount outstanding of the 4.500% Notes due 2021, which are unregistered and therefore have not been admitted to trading on Euronext Dublin.

(1)	Per $1,000 principal amount of the Notes. Does not include accrued but unpaid interest, which will also be payable as provided in the Offer to Purchase.

All documentation relating to the Offers, including the Offer to Purchase and the Notice of Guaranteed Delivery, together with any updates, are available from the Information Agent and the Tender Agent, as set forth below, and will also be available via the Offer Website: http://www.gbsc-usa.com/aercap/.

Timetable for the Offers

Date	Calendar Dates
Commencement of the Offers	July 13, 2020.
Withdrawal Date	5:00 p.m. (Eastern time) on July 17, 2020, unless extended with respect to any Offer.
Expiration Date	5:00 p.m. (Eastern time) on July 17, 2020, unless extended with respect to any Offer.
Settlement Date
Expected to be the first business day after the Expiration Date.  The expected Settlement Date is July 20, 2020, unless extended with respect to any Offer, other than for Notes tendered pursuant to the Guaranteed Delivery Procedures.

Guaranteed Delivery Date	5:00 p.m. (Eastern time) on the second business day after the Expiration Date, expected to be July 21, 2020, unless extended with respect to any Offer.
Guaranteed Delivery Settlement Date
Expected to be the first business day after the Guaranteed Delivery Date.  The expected Guaranteed Delivery Settlement Date is July 22, 2020, with respect to each Offer unless extended with respect to such Offer.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Purpose of the Offers
The primary purpose of the Offers is to acquire the maximum principal amount of Notes for which the aggregate purchase price (excluding the applicable Accrued Coupon Payments) for the Notes does not exceed $1,250,000,000 (the “Cash Cap”), subject to the satisfaction or waiver of the conditions set forth below and as further described in the Offer to Purchase. Notes that are accepted in the Offers will be purchased, retired and cancelled and will no longer remain outstanding obligations of AerCap or any of its subsidiaries. Such Notes will also be delisted from Euronext Dublin.

Details of the Offers
The Offers will expire at 5:00 p.m. (Eastern time) on July 17, 2020 (as the same may be extended with respect to such Offer, the “Expiration Date”). Tendered Notes may be withdrawn at any time prior to 5:00 p.m. (Eastern time) on July 17, 2020 (as the same may be extended with respect to any Offer, the “Withdrawal Date”), but not thereafter, except as required by applicable law as described in the Offer to Purchase.  None of the Offers is conditioned upon completion of any of the other Offers, and each Offer otherwise operates independently from the other Offers. None of the Offers is conditioned on any minimum amount of Notes being tendered.

For a Holder who holds Notes through DTC to validly tender Notes pursuant to the Offers, an Agent’s Message and any other required documents must be received by the Tender Agent at its address set forth in the Offer to Purchase at or prior to the Expiration Date or, if pursuant to the Guaranteed Delivery Procedures, at or prior to 5:00 p.m. (Eastern time) on July 21, 2020 (the “Guaranteed Delivery Date”). For a Holder who holds Notes through Clearstream Banking, société anonyme or Euroclear Bank SA/NV to validly tender Notes pursuant to the Offers, such Holder must tender such Notes in accordance with the procedures of such clearing system. There is no letter of transmittal for the Offers.

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders who (i) validly tender Notes at or prior to the Expiration Date (and do not validly withdraw such Notes at or prior to the Withdrawal Date), or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (or comply with ATOP procedures applicable to guaranteed delivery) and all other required documents at or prior to the Expiration Date and validly tender their Notes at or prior to the Guaranteed Delivery Date pursuant to Guaranteed Delivery Procedures, and, in each case, whose Notes are accepted for purchase by us, will receive the applicable Total Consideration for each $1,000 principal amount of Notes as set forth in the table above, which will be payable in cash. Holders will also receive the applicable accrued and unpaid interest on the Notes validly tendered and accepted for purchase to, but not including, the Settlement Date (the “Accrued Coupon Payment”).

AGAT’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Total Consideration for the Offers, excluding the Accrued Coupon Payment, not exceeding the Cash Cap, unless waived by AGAT as provided in the Offer to Purchase. If at the Expiration Date for a particular Offer, the aggregate Total Consideration payable for validly tendered and not validly withdrawn Notes of such series (together with the aggregate Total Consideration payable after accepting and paying for all validly tendered and not validly withdrawn Notes of each series with a higher Acceptance Priority Level (as set forth in the table above)) is greater than the Cash Cap, then we will not be obligated to accept for purchase Notes of such series and may terminate the Offer with respect to such series of Notes and each series of Notes with a lower Acceptance Priority Level (the “Maximum Total Consideration Condition”). All validly tendered and not validly withdrawn Notes of a series having a higher Acceptance Priority Level will be accepted before any validly tendered and not validly withdrawn Notes of a series having a lower Acceptance Priority Level are accepted. As a result, no series of Notes accepted for purchase will be prorated.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

We expressly reserve the right, in our sole discretion, to amend, extend or, upon failure of any condition described in the Offer to Purchase to be satisfied or waived (including, among other things, the Maximum Total Consideration Condition), to terminate any of the Offers at any time at or prior to the Expiration Date.

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are serving as the Lead Dealer Managers, and Barclays Capital Inc., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and RBC Capital Markets, LLC are serving as Co-Dealer Managers, in connection with the Offers (collectively, the “Dealer Managers”). Questions regarding terms and conditions of the Offers should be directed to Citigroup Global Markets Inc. by calling toll free at 800-558-3745 or collect at 212-723-6106, to Credit Suisse Securities (USA) LLC by calling toll free at 800-820-1653 or collect at 212-538-5828 or to J.P. Morgan Securities LLC by calling toll free at 866-834-4666 or collect at 212-834-8553.

Global Bondholder Services Corporation has been appointed as information agent (the “Information Agent”) and tender agent (the “Tender Agent”) in connection with the Offers.  Questions or requests for assistance in connection with the Offers or the delivery of Tender Instructions, or for additional copies of the Tender Offer Documents, may be directed to Global Bondholder Services Corporation by calling toll free at 866-807-2200 or collect at 212-430-3774 or via e-mail at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the Offer Website: http://www.gbsc-usa.com/aercap/.

None of AGAT, the Company, the Dealer Managers, Global Bondholders Services Corporation, the trustees under the indentures governing the Notes or any of their respective affiliates is making any recommendation as to whether Holders should tender any Notes in response to the Offers. Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amounts of Notes to tender.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes. Neither this announcement nor the Offer to Purchase, or the electronic transmission thereof, constitutes an offer to sell or buy Notes, as applicable, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The distribution of this announcement in certain jurisdictions may be restricted by law.  In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by the Dealer Managers or such affiliate (as the case may be) on behalf of AGAT in such jurisdiction.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

About AerCap

AerCap is the global leader in aircraft leasing with one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com